SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 SCHEDULE 13G
                                (Rule 13d-102)


             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
          TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
                           PURSUANT TO RULE 13d-2(b)

                         (Amendment No.____________)(1)


                                CFM Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                 Common Shares
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   12525R101
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                               December 31, 2002
--------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)


     Check the  appropriate  box to  designate  the rule  pursuant to which this
Schedule is filed:

          [_]  Rule 13d-1(b)

          [_]  Rule 13d-1(c)

          [X]  Rule 13d-1(d)


----------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 12525R101                   13G                      Page 2 of 5 Pages


________________________________________________________________________________
1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)


     British Columbia Investment Management Corporation
________________________________________________________________________________
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]
     Not applicable
________________________________________________________________________________
3.   SEC USE ONLY



________________________________________________________________________________
4.   CITIZENSHIP OR PLACE OF ORGANIZATION


     British Columbia
________________________________________________________________________________
  NUMBER OF    5.   SOLE VOTING POWER

   SHARES           2,071,740
               _________________________________________________________________
BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY
               _________________________________________________________________
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING         449,500
               _________________________________________________________________
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH            1,622,240
________________________________________________________________________________
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


     2,071,740
________________________________________________________________________________
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                          [_]

________________________________________________________________________________
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9


     5.16%
________________________________________________________________________________
12.  TYPE OF REPORTING PERSON*


     EP
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 12525R101                   13G                      Page 3 of 5 Pages



Item 1(a).  Name of Issuer:


            CFM Corporation
            ____________________________________________________________________

Item 1(b).  Address of Issuer's Principal Executive Offices:


            460 Admiral Boulevard, Mississauga, Ontario, Canada, L5T 3A3
            ____________________________________________________________________

Item 2(a).  Name of Person Filing:


            British Columbia Investment Management Corporation
            ____________________________________________________________________

Item 2(b).  Address of Principal Business Office, or if None, Residence:

            Sawmill Point, 2940 Jutland Rd., Victoria, British Columbia V8T 5K6 Mailing Address: P.O. Box 9910, Stn Prov Govt, Victoria, British Columbia V8W 9R1
            ____________________________________________________________________

Item 2(c).  Citizenship:


            British Columbia
            ____________________________________________________________________

Item 2(d).  Title of Class of Securities:


            Common Shares
            ____________________________________________________________________

Item 2(e).  CUSIP Number:


            12525R101
            ____________________________________________________________________

Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

     (a)  [_]  Broker or dealer registered under Section 15 of the Exchange Act.

     (b)  [_]  Bank as defined in Section 3(a)(6) of the Exchange Act.

     (c)  [_]  Insurance  company as defined in Section 3(a)(19) of the Exchange
               Act.

     (d) [_] Investment company registered under Section 8 of the Investment Company Act.

     (e)  [_]  An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

     (f) [_] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

     (g) [_] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

     (h)  [_]  A savings  association  as defined in Section 3(b) of the Federal

CUSIP No. 12525R101                   13G                      Page 4 of 5 Pages

               Deposit Insurance Act;

     (i) [_] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

     (j)  [_]  Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.  Ownership.

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

     (a)  Amount beneficially owned:

          2,071,740
          ______________________________________________________________________

     (b)  Percent of class:

          5.16% (based on a total of 40,137,609 shares outstanding at 12-31-02)
          ______________________________________________________________________

     (c)  Number of shares as to which such person has:

          (i)   Sole power to vote or to direct the vote               2,071,740

          (ii)  Shared power to vote or to direct the vote

          (iii) Sole power to dispose or to direct the
                disposition of                                           449,500

          (iv)  Shared power to dispose or to direct the
                disposition of                                         1,622,240

     British Columbia Investment Management Corporation provides investment advisory and management services and has acquired the securities of the issuer solely for investment purposes on behalf of client accounts over which it has investment discretion. The securities of the issuer reported are held in such accounts for the economic benefit of the beneficiaries of those accounts.

Item 5.  Ownership of Five Percent or Less of a Class.

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities check the following [ ].

         Not applicable
         _______________________________________________________________________

Item 6.  Ownership of More Than Five Percent on Behalf of Another Person.


         Various persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Shares of CFM Corporation held by British Columbia Investment Management Corporation; however, no such interest relates to more than five percent of the class.
         ______________________________________________________________________

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.


         Not applicable
         _______________________________________________________________________

CUSIP No. 12525R101                   13G                      Page 5 of 5 Pages


Item 8.  Identification  and  Classification  of Members of the Group.


         Not applicable
         _______________________________________________________________________

Item 9.  Notice of Dissolution of Group.


         Not applicable
         _______________________________________________________________________

Item 10. Certification.


         Not applicable
         _______________________________________________________________________




                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                     June 23, 2003
                                        ----------------------------------------
                                                        (Date)


                                                   /s/ Doug Pearce
                                        ----------------------------------------
                                                      (Signature)


                                        Name:     Doug Pearce
                                        Title:    Chief Executive Officer/
                                                  Chief Investment Officer
                                        ----------------------------------------
                                                      (Name/Title)



Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties for whom copies are to be sent.

Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).